Exhibit 99.2

ASX ANNOUNCEMENT
1 October 2026

Ewoyaa Sale Update

North American lithium producer Elevra Lithium Limited (“Elevra”) (ASX:ELV; NASDAQ:ELVR) provides an update on the proposed sale of its interests in the Ewoyaa Lithium Project (“Ewoyaa Project”) in Ghana to Zhejiang Huayou Cobalt Co., Ltd. (“Huayou”) where the Ghanaian Government approval process continues and Huayou has received FIRB approval for the proposed acquisition of Atlantic Lithium Limited (ASX: A11) (“Atlantic Lithium”).

As announced on 11 May 20261, Elevra entered into an agreement with Huayou for the sale of all of Elevra’s rights and interests in the Ewoyaa Project, including its associated offtake rights, for cash consideration of approximately US$71 million before fees and taxes.

Completion of the transaction remains subject to receipt of the required Ghanaian Government approvals. Huayou continues to progress the approvals process with the relevant Ghanaian authorities, with Elevra working constructively with Huayou to facilitate completion.

Under the current terms of the agreement with Huayou, if the relevant Ghanaian Government approvals have not been obtained by 30 October 2026, Huayou will have an election to either complete the transaction (and pay the cash consideration of approximately US$71 million) or terminate the transaction and pay Elevra a US$5 million break fee. In circumstances where the Ghanaian Government rejects Huayou’s application on or before 30 October 2026, then no break fee shall be payable to Elevra.

Separately, Huayou continues to progress its proposed acquisition of Atlantic Lithium2 which holds the remaining private-sector interest in the Ewoyaa Project. Atlantic Lithium has announced that Huayou has received approval from Australia’s Foreign Investment Review Board (“FIRB”) for the proposed acquisition by way of Scheme of Arrangement3 (“Scheme”).

The receipt of FIRB approval represents further progress in Huayou’s proposed acquisition of Atlantic Lithium. The Scheme remains subject to the satisfaction or waiver of its remaining conditions, including applicable shareholder, court and regulatory approvals.

As previously announced, Huayou’s proposed acquisition of Elevra’s interests in the Ewoyaa Project is separate from, and is not conditional upon, completion of Huayou’s proposed acquisition of Atlantic Lithium.

Elevra will provide a further update when there is a material development in relation to the Ghanaian Government approval process or completion of the transaction.

Elevra’s Managing Director and Chief Executive Officer, Mr. Lucas Dow, said: “Huayou continues to progress the Ghanaian Government approval process required to complete the acquisition of Elevra’s interests in the Ewoyaa Project.

“The receipt of FIRB approval for Huayou’s separate proposed acquisition of Atlantic Lithium represents further progress in Huayou’s broader proposed investment in the Ewoyaa Project. We continue to work constructively with Huayou towards completion of Elevra’s transaction.”

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

1 See ASX announcement dated 11 May 2026, “Elevra enters agreement to sell Ewoyaa Project Interest”.
2 Atlantic Lithium Limited ASX announcement dated 7 May 2026, “Binding Scheme Implementation Deed with Huayou”.
3 Atlantic Lithium Limited ASX announcement dated 17 September 2026, “Scheme Update –FIRB Approval received for acquisition of A11”.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium Project (100%) in the United States.

For more information, please visit us at www.elevra.com or contact:

Andrew Barber

Investor Relations

PH: +617 3369 7058
ELEVRA LITHIUM